Filed pursuant to Rule 433

Registration Statement 333-163050

Relating to Preliminary Prospectus Supplement dated November 16, 2009

Republic of Panama

Final Term Sheet

Issuer: Republic of Panama

Transaction: 5.200% Global Bonds due 2020

Distribution: SEC Registered

Amount Issued: U.S.$1,000,000,000 aggregate principal amount

Coupon: 5.200% (30/360-day count basis)

Maturity: January 30, 2020

Offering Price: 99.796% of principal amount plus accrued interest, if any from November 23, 2009.

Net Proceeds to the Issuer (before expenses and not including accrued interest): $997,210,000.

Yield to maturity: 5.224%

Spread to Benchmark Treasury: +187.5 basis points

Benchmark Treasury: 3.375% due November 2019

Benchmark Treasury Yield: 3.349%

Listing and Trading: Application will be made to list the global bonds on the Luxembourg Stock Exchange and to have the global bonds trade on the Euro MTF Market thereof.

Optional Redemption: Make-Whole call at Treasury + 35 basis points (at any time, from time to time, prior to maturity upon giving no less than 30 days’ and no more than 60 days’ notice).

Underwriting Fee: 0.075%

Form: Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC.

Denominations: U.S.$ 100,000 and integral multiples of U.S.$ 1,000 in excess thereof.

Interest Payment Dates: January 30 and July 30

First Coupon Payment Date: July 30, 2010

Settlement: November 23, 2009

CUSIP: 698299 AX2

ISIN: US698299AX28

Underwriting: Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated November 16, 2009, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated below:

Underwriters:
Credit Suisse Securities (USA) LLC	$500,000,000
Deutsche Bank Securities Inc.	$500,000,000
Total	$1,000,000,000

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://sec.gov/Archives/edgar/data/76027/000119312509234987/d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Credit Suisse Securities (USA) LLC at 1-(800) 221-1037 or Deutsche Bank Securities Inc. at 1-(800) 503-4611.

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